FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Pascal Soriot, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 25 February 2013, Mr Soriot received an award of 3,799 shares under the AstraZeneca Deferred Bonus Plan. This award relates to the payment of his annual bonus whereby he is required to defer a portion of the bonus earned into shares for a period of three years. The shares were allocated at a price of 2939 pence per share. Mr Soriot will become beneficially entitled to these shares on 25 February 2016.

As a result of this transaction, Mr Soriot has an interest in 145,515 Ordinary Shares, which represent approximately 0.01% of the Company's issued ordinary capital.

A C N Kemp
Company Secretary
27 February 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 February 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary